VF2-19-03

HB

03002615

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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SEC FILE NUMBER
8- 16994

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 1 0 2003
WASH. D.C.
155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Warren G. Towne

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Sunset Lane

(No. and Street)

Fond du Lac	WI	54935
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren G. Towne (920)921-6595

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michler Associates

(Name — *if individual, state last, first, middle name*)

104 S. Main Street, Fond du Lac, WI 54935

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren G. Towne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren G. Towne, as of ~~December 31~~, ~~19~~x2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Warren G. Towne
Signature

Sole Proprietor
Title

Karen V. Henning
Notary Public ST of WI
Comm. 10-26-03

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-3
(14 - REV 12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

16994 NASD
WARREN G TOWNE
595 SUNSET LANE
FOND DU LAC, WI 54935

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:
W.G. TOWNE 920-921-6595

certifies that during the year ending **December 31, 2002** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (ii) the sale of variable annuities;
- ☐ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☒ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ________ ________ ________
Postmarked Received Reviewed

Complete: ____________________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 15TH day of JANUARY, 2002

WARREN G. TOWNE
(Name of Corporation, Partnership or other organization)

(Authorized signature) (Title)
Warren G. Towne - SOLE PROPRIETOR

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
W. M. GRESENZ, CPA

PHONE: 922-2920

January 24, 2003

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Our examination of the financial condition of Warren G. Towne, Sole Proprietor, as of December 31, 2002 revealed no major inadequacies in the accounting system, internal accounting controls, procedures for safeguarding securities and practices and procedures referred to in paragraph (g)(1) of SEC Rule 17a-5.

MICHLER ASSOCIATES

Thomas A. Michler

Certified Public Accountant

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
M. GRESENZ, CPA

PHONE: 922-2920

January 24, 2003

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

There were no material differences in net capital report filed with SEC and FOCUS report filed with NASD as of December 31, 2002.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

T. A. MICHLER, CPA
M. GRESENZ, CPA

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

PHONE: 922-2920

January 24, 2003

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin, is in compliance with the exemptive provisions of SEC Rule 15c3 as of December 31, 2002, and no facts have come to our attention indicating that such conditions had not been complied with during the year ended December 31, 2002.

MICHLER ASSOCIATES

Certified Public Accountant

TOWNE, WARREN GORDON

File No. 8-16944

595 Sunset Lane, Fond du Lac, Wisconsin 54935

December 31, 2002

Affirmation to Financial Statement

I, Warren G. Towne, sole proprietor do hereby swear that, to the best of my knowledge and belief, the financial statements are true and correct.

Signed,

Warren G. Towne

Warren G. Towne

STATE OF WISCONSIN)
) SS
COUNTY OF FOND DU LAC)

Subscribed and sworn to before me this
31st day of January, 2003

Karen V. Henning

Notary Public, Fond du Lac, Wisconsin
My commission expires 10-26-03

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
M. GRESENZ, CPA

PHONE: 922-2920

January 24, 2003

Mr. Warren G. Towne
595 Sunset Lane
Fond du Lac, WI 54935

Dear Sir:

We have examined the balance sheet of Warren G. Towne, sole proprietor, as of December 31, 2002 and the related statements of income and ownership equity and changes in financial position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting considered necessary in the circumstances.

In our opinion the aforementioned financial statements present fairly the financial position of Warren G. Towne, sole proprietor, at December 31, 2002 and the results of the operations and changes in its financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

MICHLER ASSOCIATES

Thomas A. Michler

Certified Public Accountant

MICHLER ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
104 SOUTH MAIN STREET
FOND DU LAC, WISCONSIN 54935

T. A. MICHLER, CPA
M. GRESENZ, CPA

PHONE: 922-2920

January 24, 2003

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

In connection with our examination of the answers to the FOCUS report of Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin as of December 31, 2002 the following statements are made pursuant to Rule 17a-5 as amended:

Examination of the financial statements of the above date disclosed that the claim for exclusion of Warren G. Towne from membership in the SIPC was consistent with income for the period. He did not hold cash or securities belonging to customers or to other brokers and dealers.

Examination of form X17a-5 disclosed that the nature of the income report properly excluded Warren G. Towne from membership in the SIPC.

MICHLER ASSOCIATES

Thomas A. Michler
Certified Public Accountant

Exhibit A

Warren G. Towne
Balance Sheet
December 31, 2002

	12-31-02	12-31-01
Assets		
Cash	48,531.23	85,102.99
Ownership		
Owner's Equity	48,531.23	85,102.99

Exhibit B

Warren G. Towne
Statement of Income
December 31, 2002

Income		
Commissions		12,975.20
Interest		927.54
		13,902.74
Expenses		
Office	1.50	
Professional Services	150.00	
Licenses and Fees	323.00	474.50
Net Income for Year		13,428.24

Warren G. Towne
Statement of Ownership Equity
December 31, 2002

Balance, January 1, 2002	85,102.99
Net Income for Year Ended December 31, 2002	13,428.24
	98,531.23
Less: Ownership Withdrawals	50,000.00
Balance, December 31, 2002	48,531.23

Exhibit D

Warren G. Towne
Statement of Cash Flow
Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net Income	13,428.24
Cash Flows from Financing Activities	
Capital Withdrawals	(50,000.00
Net Increase (Decrease) in Cash	(36,571.76
Cash, Beginning of Year	85,102.99
Cash, End of Year	48,531.23

Warren G. Towne
Statement of Changes in Liabilities Subordinated to Claim of General Creditors
December 31, 2002

Balance, December 31, 2001	0.00
Balance, December 31, 2002	0.00

Schedule 1

Warren G. Towne
Computation of Net Capital
December 31, 2002

Cash	48,531.23
Additions or Deductions	-
Net Capital	48,531.23

Warren G. Towne
Computation of Reserve Requirements
December 31, 2002

6 2/3% of total aggregate indebtedness	0.00
2% of combined aggregate debt items	0.00
Capital category per Rule 15c3-3	5,000.00
Reserve Requirements (greater of above three)	5,000.00